82-34639




03022883


SEC MAIL PROCESSING
RECEIVED
JUN 17 2003
WASH. D.C.
188
SECTION

SEC#82-5258

10 June 2003

US Securities & Exchange Commission
Attn: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange.

We are providing a copy of these announcements by virtue of our requirements under Rule 12g32(b).

Yours sincerely

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

Neil Leggett
Company Secretary

All Replies to: 11 Durbell Street, PO Box 391, Acacia Ridge QLD 4110 Australia
Tel: (617) 3370 6396 Fax: (617) 3370 6347

H:\Agenix Ltd\Letters\US Securities.doc


AGENiX

Company Announcement

AGEN BIOMEDICAL TO DISTRIBUTE HESKA'S ANIMAL HEALTH PRODUCTS IN AUSTRALIA AND NEW ZEALAND

Tuesday, 10 June 2003

Brisbane-based biotechnology company AGEN Biomedical Limited (Brisbane, Australia) announced today that it had signed a distribution agreement with Heska Corporation (Fort Collins, Colorado, USA) for the sales and marketing of a range of Heska's products by AGEN in Australia and New Zealand.

AGEN is a wholly owned subsidiary of listed biotechnology company Agenix Limited.

The range was recently launched to the veterinary profession at the National Australian Veterinary Association conference in Cairns. The range of Heska's products to be distributed by AGEN builds on AGEN's companion animal rapid immunoassay products and Abaxis' in-clinic pathology instrumentation. "The AVA conference is the premier veterinary conference on the Australian calendar and provided an ideal showcase for Heska's products. The products created a high level of interest and generated much discussion. The additions are in line with our strategy to provide Australian vets with a complete range of diagnostic and monitoring applications and considerably boosts AGEN Biomedical's ability to provide innovative technical solutions to Australian and New Zealand veterinarians. The range will generate significant additional revenues for Agen's Australasian Animal Health Business Unit in the coming years." said Dr Paul MacLeman, AGEN's Vice President Animal Health.

Heska Corporation, an American company based in Colorado, offers state-of-the-art instruments and point-of-care diagnostic tests to veterinarians. Like Agen, Heska has devoted substantial resources to the research and development of innovative products for companion animals.

The products AGEN will distribute locally for Heska include:

- ALLERCEPT™ E-Screen™ Test, a new point-of-care test to detect allergen-specific IgE in dogs
- E.R.D.-HealthScreen™ Urine Tests, new point-of-care tests to detect early renal damage in cats and dogs
- i-STAT® Portable Clinical Analyser, a hand-held rapid blood analyser
- Vet/Ox 4404, Vet/Ox® 4800, and Vet/Ox® G2 Digital™ Monitors, a line of oximeters
- Vet/E-Sig™ Electrode Kit, including oesophageal electrocardiograph sensors, and other instrumentation.

These products are used for the diagnosis or monitoring of companion animals as part of wellness testing as well as during disease states, anaesthesia or treatment.

The range will be served and supported by AGEN's existing high quality marketing, sales, service and technical teams.

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix, through its AGEN Animal Health Business Unit, focuses on developing a horizontally integrated product portfolio to service the needs of the point of care companion animal pathology and diagnostics sector. Agenix's lead human candidate is its high-technology ThromboView blood clot-imaging project, which is currently undergoing human trials. ThromboView uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. Agenix employs 190 staff and sells its products in over 50 countries. ThromboView is a registered trademark of AGEN Biomedical.

Heska Corporation (NASDAQ: HSKA) develops, manufactures and markets veterinary products. Heska's core focus is on the canine and feline companion animal markets where it has devoted substantial resources to the research and development of innovative products. Heska state-of-the-art offerings to veterinarians include diagnostic and monitoring instruments and supplies as well as single use diagnostic tests, vaccines and pharmaceuticals. The company strives to develop high value products for unmet needs and to advance the state of veterinary medicine.

For further information on Heska and its products, visit the company's website at www.heska.com.

For some more information, see the following web sites: www.agen.com.au and/or www.heska.com

For more information details contact:

Paul MacLeman
Vice President Animal Health
AGEN Biomedical Ltd
+61 7 3370 6393
pmacleman@agen.com.au

or

Jason Napolitano
Executive Vice President & CFO
Heska Corporation
+1 (970) 493 7272
mulleyy@heska.com